Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES PLANS EARLY ADOPTION OF INTERNATIONAL
FINANCIAL REPORTING STANDARDS
NEW YORK, October 9, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that it has been granted exemptive relief from the Canadian securities regulatory authorities to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) for financial periods beginning on or after January 1, 2010, one year ahead of the mandatory conversion date for Canadian public companies. In light of the relief granted, the company intends to adopt IFRS commencing with its interim financial statements for the three months ended March 31, 2010. Those financial statements will also include comparative results for the periods commencing January 1, 2009.
IFRS Conversion Plan
Brookfield Properties has prepared a comprehensive IFRS conversion plan which addresses changes in accounting policies, the restatement of comparative periods, various education and training sessions on the adoption of IFRS, as well as required changes to business processes and internal controls. The company’s finance and accounting staff have been informed of the company’s preliminary policies and procedures as they relate to IFRS. As a result of the training program and the preparation of a reconciliation of the company’s historical Canadian GAAP financial statements to IFRS financial statements, the company believes that its applicable personnel have obtained an appropriate understanding of IFRS as it applies to the company’s financial reporting. While new controls are being put into place to address certain unique IFRS accounting and disclosure requirements, Brookfield Properties does not anticipate comprehensive changes to its current accounting and consolidation systems, its internal controls nor its disclosure control process as a result of the conversion to IFRS.
Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not have an impact on the company’s reported net cash flows, the company does expect it to have a material impact on its consolidated balance sheets and statements of income; the company is continuing to evaluate the impact of IFRS to the presentation and classification in its statements of cashflow. In particular, the company’s opening balance sheet will reflect the revaluation of substantially all properties to fair value. In addition, a significant portion of the company’s intangible assets and liabilities will no longer be separately recognized. Also, the company’s US Office Fund and certain other joint ventures which are currently consolidated or proportionately consolidated will be recorded as investments accounted for following the equity method. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resultant differences between the carried value of assets and liabilities and their associated tax bases. The company currently expects that the impact of all of these differences on its January 1, 2009 opening balance sheet under IFRS compared to its December 31, 2008 balance sheet under Canadian GAAP will result in an increase in common equity from $3.4 billion to approximately $5.5 billion or $14 per share.
IFRS 1: First-Time Adoption of IFRS
The company’s adoption of IFRS will require the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which are significant to the company and which the company expects to be applied in preparation of its first financial statements under IFRS:
a)	Business combinations

IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Brookfield Properties intends to make this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative translation differences

International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The company expects to deem all cumulative translation differences to be zero on transition to IFRS.
IFRS 1 allows for certain other optional exemptions; however, the company does not expect such exemptions to be significant to its adoption of IFRS.
Impact of IFRS on Financial Position
The following paragraphs quantify and describe the expected impact of significant differences between the company’s December 31, 2008 balance sheet under Canadian GAAP and its January 1, 2009 opening balance sheet under IFRS. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of Brookfield Properties’ first annual IFRS reporting period, which the company expects will be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of the company’s conversion to IFRS may be different than its current expectation. The amounts have not been audited or subject to review by the company’s external auditor. The underlying values presented in this press release are prepared using the procedures and assumptions that the company intends to follow in preparing its opening balance sheet upon adoption of IFRS.
Commercial Properties and Commercial Developments
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. The company expects to use the fair value model when preparing its financial statements under IFRS. The company expects the fair value of its commercial and development property portfolio to be approximately $3.5 billion greater than the carrying value under Canadian GAAP, inclusive of corresponding intangible assets and straight-line rent recorded under Canadian GAAP. However, this increase will be offset by the deconsolidation of certain of the company’s properties which is discussed further below (see Investments). The company determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, and using weighted average discount and terminal capitalization rates of 8% and 7%, respectively.
Residential Developments
Residential developments are carried at the lower of cost or net realizable value under both IFRS and Canadian GAAP. Under IFRS, the company plans to determine net realizable value based on the discounted value of future cash flows whereas under Canadian GAAP such cash flows are not discounted initially when evaluating the carrying amount of residential inventory for impairment. Accordingly, this difference generally results in a lower carrying value under IFRS than under Canadian GAAP. The net realizable value of most residential inventory was greater than cost. In certain cases, however, net realizable value was lower than cost resulting in a reduction in carrying values under IFRS.
Investments
The company expects to have investments at January 1, 2009 of approximately $1.9 billion under IFRS. These investments relate primarily to entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and accordingly included in the investments account including the company’s investment in its US Office Fund.
Receivables and Other
Straight line rent receivable reflected in receivables and other under Canadian GAAP will be included in the carrying amount of commercial properties in the company’s balance sheets under IFRS. The company expects its receivables and other balance to decrease by approximately $0.4 billion under

IFRS as a result of the reclassification of straight line rent receivable balances to commercial property, as well as the impact of accounting for the US Office Fund and certain other joint ventures as investments.
Intangible Assets and Liabilities
With the adoption of IFRS, the company will derecognize its intangible assets and liabilities that relate to assets or obligations otherwise considered in the determination of fair value of investment properties at January 1, 2009. The company expects this will result in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively.
Future Income Tax Liability
The company expects its future income tax liability at January 1, 2009 to increase by approximately $0.4 billion under IFRS compared to its future income tax liability determined in accordance with Canadian GAAP. This change primarily relates to an increase in future income tax liabilities associated with the increased carrying values of the company’s commercial properties. The future income tax liability under IFRS will generally be determined by applying tax rates applicable to business income to temporary differences based on the company’s general expectation that the method of realization will be through owning and operating its properties rather than through sale.
Commercial Property Debt
The company expects the reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 to decrease by approximately $6.2 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of debt held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS.
Non-controlling Interests and Capital Securities — Fund Subsidiaries
The company expects non-controlling interests and capital securities — fund subsidiaries at January 1, 2009 to decrease by approximately $0.9 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that are consolidated under Canadian GAAP that will be equity accounted under IFRS.
Impact of IFRS on Results of Operations
The following paragraphs highlight the significant differences between Canadian GAAP and IFRS that affect net income for the six month period ended June 30, 2009. Such discussion has been prepared on a basis consistent with all known IFRS to Canadian GAAP differences using the accounting policies expected to be applied by Brookfield Properties on its adoption of IFRS using the standards anticipated to be in effect at the time of transition. Consequently, to the extent the accounting policies expected to be applied by Brookfield Properties on adoption of IFRS change, new standards are issued that are required to be adopted by Brookfield Properties, or to the extent the company identifies additional differences as it completes its assessment of IFRS, the amounts and discussion below may be impacted. The company has not finalized its selection of certain policies. The amounts have not been audited or subject to review by the company’s external auditor.

Fair Value Changes
IFRS permits the measurement of investment property using the fair value model under IAS 40, Investment Property, which requires a gain or loss arising from a change in the fair value of investment property in the period to be recognized in income. Net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement.
Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, the transition to IFRS in conjunction with the use of the fair value model would result in historic intangible balances established under Canadian GAAP in respect of business combinations to no longer be separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on the company’s commercial properties would result in an increase to net income, which the company expects would be approximately $0.5 billion on an annualized basis.
Revenue recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. The company expects that this difference, applied retrospectively, would result in a reduction of net income under IFRS. For the six months ended June 30, 2009 this reduction is expected to be insignificant. Also, as the company will no longer separately account for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue will be eliminated under IFRS. The company expects that this difference would result in a reduction of revenue and net income under IFRS of approximately $0.1 billion on an annualized basis.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. This information is being provided to allow investors and others to obtain a better understanding of our IFRS conversion plan and the resulting possible effects on our financial statements. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results including changes in accounting policies to be adopted under IFRS; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.